EXHIBIT 12-1

MCN ENERGY GROUP INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

	TWELVE MONTHS	TWELVE MONTHS	TWELVE MONTHS
	ENDED	ENDED	ENDED
	March 31, 2000	December 31, 1999	December 31, 1998

EARNINGS AS DEFINED (1) Pre-tax income (loss) (2) (4) (5) (6)	$(97,526)	$(51,495)	$(497,476)

Fixed charges (3)	166,175	168,203	158,242

Earnings as defined	$68,649	$116,708	$(339,234)

FIXED CHARGES AS DEFINED (1) Interest, expensed	$120,099	$119,773	$111,750

Interest, capitalized	5,647	8,929	19,938

Amortization of debt discounts, premium and expense	3,994	3,562	2,869

Interest implicit in rentals	2,096	2,208	2,554

Preferred securities dividend requirements of subsidiaries	38,426	40,139	36,370

Fixed charges as defined	$170,262	$174,611	$173,481

Coverage Deficiency (7) (8) (9)	$101,613	$57,903	$512,715

(1)	Earnings and fixed charges are defined and computed in accordance with Item 503 of Regulation S-K.

(2)	This amount represents the aggregate of (a) the pre-tax income (loss) of MCN and its majority-owned subsidiaries, (b) MCN’s share of pre-tax income of its 50% owned companies and (c) any income actually received from less than 50% owned companies.

(3)	Fixed charges added to earnings are adjusted to exclude interest capitalized during the period for nonutility companies.

(4)	For the twelve-month period ended March 31, 2000, MCN recorded merger costs and several unusual items consisting of property write-downs, contract losses, gains and losses on sale of assets, and investment losses totaling $165,412,000 pre-tax ($107,518,000 net of taxes).

(5)	For the twelve-month period ended December 31, 1999, MCN recorded merger costs and several unusual items consisting of property write-downs, contract losses, gains and losses on sale of assets, and investment losses totaling $174,918,000 pre-tax ($113,697,000 net of taxes).

(6)	For the twelve-month period ended December 31, 1998, MCN recorded several unusual items consisting of property write-downs, restructuring charges, gains and losses on sale of assets and investment losses totaling $589,644,000 pre-tax ($378,347,000 net of taxes and minority interest).

(7)	Earnings for the twelve-month period ended March 31, 2000 were not adequate to cover fixed charges. The amount of the coverage deficiency was $101,613,000. The Ratio of Earnings to Fixed Charges excluding merger costs and unusual items would have been 1.37.

(8)	Earnings for the twelve-month period ended December 31, 1999 were not adequate to cover fixed charges. The amount of the coverage deficiency was $57,903,000. The Ratio of Earnings to Fixed Charges excluding merger costs and unusual items would have been 1.67.

(9)	Earnings for the twelve-month period ended December 31, 1998 were not adequate to cover fixed charges. The amount of the coverage deficiency was $512,715,000. The Ratio of Earnings to Fixed Charges excluding unusual items would have been 1.44.